Exhibit 99.27

Nouveau Monde Announces Successful C$20 million Financing Transactions with Pallinghurst

SAINT-MICHEL-DES-SAINTS, Quebec, July 15, 2020 -- Nouveau Monde Graphite (“Nouveau Monde” or “NMG”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce that it has successfully agreed with The Pallinghurst Group (“Pallinghurst”) financing transactions totaling C$20 million that will fund the next phase of NMG’s development. Nouveau Monde has entered into a convertible bond subscription agreement (the “Subscription Agreement”) with Pallinghurst pursuant to which NMG has agreed to issue to Pallinghurst a secured convertible bond in the principal amount of C$15 million (the “Bond Transaction”). Concurrently, Nouveau Monde has also entered into a royalty purchase agreement with Pallinghurst pursuant to which Pallinghurst has agreed to exchange the principal amount and accrued interest under its existing debt facility of approximately C$5 million into a net smelter return royalty (the “Royalty”) on the Matawinie graphite mining project, with a partial buy-back option for Nouveau Monde (the “Royalty Transaction” and together with the Bond Transaction, the “Transactions”). In addition, from the date of closing, Pallinghurst has agreed to a 12-month lock-up undertaking for its shares.

Eric Desaulniers, President and CEO of Nouveau Monde commented, “Through this financing solution, Nouveau Monde strengthens its balance sheet by approximately C$20 million. In addition, Pallinghurst is reiterating its long-term commitment to Nouveau Monde and to bringing the Matawinie graphite project to commercial production. The financial instruments chosen underline Pallinghurst’s vision and engagement for the next phases of our project. We are continuing to work with Pallinghurst, as partners, examining the best options to meet the full financing needs of NMG, for the benefit of all our shareholders.”

Andrew Willis and Arne H. Frandsen as the joint Managing Partners of The Pallinghurst Group said: “In these challenging markets, with COVID-19 putting constraints on capital availability, we are delighted that Pallinghurst has put together a C$20 million funding package for Nouveau Monde. This shows Pallinghurst’s firm commitment to the company, as well as to the natural graphite industry in general and to Québec specifically.”

Convertible Bond

The Convertible Bond is a three-year instrument for C$15 million. The principal amount under the Bond will bear interest at a rate per annum of 15%, payable annually commencing on December 31, 2020. Accrued interest under the Bond will be capitalized quarterly and added to the principal amount thereunder unless Nouveau Monde elects to settle any accrued interest with Pallinghurst at the end of a given calendar quarter, otherwise, the annual payment of any interest shall be made in cash or in shares at Nouveau Monde’s discretion. The principal amount, together with all accrued and unpaid or uncapitalized interest thereunder, will become payable on the date that is 36 months following the issuance of the Bond. Nouveau Monde’s obligations under the Bond will be secured by a hypothec in favour of Pallinghurst over substantially all of Nouveau Monde’s movable and immovable assets, subject to certain existing permitted encumbrances.

At any time, Pallinghurst will have the right to convert all or a portion of the Bond into such number of common shares of Nouveau Monde equal to the principal amount being converted, divided by the conversion price of C$0.20 per common share. Pallinghurst will also have the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into common shares of Nouveau Monde at the market price of the common shares (as defined in the Bond) at the future time of conversion subject to TSXV approval at such time. The Bond (and the common shares the Bond may be converted into) will be subject to a hold period of four months from the date of issuance of the Bond in accordance with applicable Canadian securities laws.

Concurrently with the issuance of the Bond, Nouveau Monde will issue to Pallinghurst common share purchase warrants entitling Pallinghurst to purchase up to 75,000,000 common shares of Nouveau Monde, subject to customary anti-dilution clauses, at a price of C$0.22 per common share for a period of 36 months from the issuance date of the warrants (the “Warrants”). The Warrants (and the underlying common shares) will be subject to a hold period of four months from the date of issuance of the Warrants in accordance with applicable Canadian securities laws.

The proceeds of the Bond Transaction will be used for the development of the Matawinie graphite property and general working capital purposes of Nouveau Monde.

Closing of the Bond Transaction is expected to occur at the end of August 2020 and is subject to closing conditions, including obtaining final regulatory approvals and approval from a majority of the minority shareholders of Nouveau Monde (the “Disinterested Shareholder Approval”), as well as to the concurrent closing of the Royalty Transaction.

Royalty

Concurrently with the entering into of the Subscription Agreement, Nouveau Monde entered into the royalty purchase agreement whereby Nouveau Monde will issue and sell a 3.0% Royalty to Pallinghurst for an aggregate purchase price of C$4 million plus accrued interest as further described below. For a period of three years following issuance thereof, the Royalty will be subject to a 1.0% buy back right in favor of Nouveau Monde. The consideration to be paid by Nouveau Monde upon exercise of its buy back right will be equal to approximately C$1.3 million, plus an amount equal to interest accrual at a rate of 9.0% per annum from and after the closing of the Transaction up to the buyback date. Pursuant to the Royalty, Pallinghurst will have the right, for a period of three years following closing of the Transactions, to request that the Royalty be converted into a graphite stream agreement or other similar forward purchase agreement, provided that Nouveau Monde will not be required to complete any such conversion if such conversion could have a negative impact on Nouveau Monde.

The final purchase price for the Royalty will be established at closing of the Transactions, and will be equal to the sum of (i) C$4 million, plus (ii) an amount equal to all accrued and unpaid interest under a promissory note dated June 27, 2019 in the principal amount of C$2 million and a promissory note dated March 16, 2020 in the principal amount of C$2 million (the “Promissory Notes”). The purchase price for the Royalty will be satisfied by setting-off all amounts owing by NMG to Pallinghurst under the Promissory Notes.

Closing of the Royalty Transaction is also expected to occur at the end of August 2020 and is subject to customary closing conditions, including obtaining regulatory approvals and the Disinterested Shareholder Approval, as well as to the concurrent closing of the Bond Transaction.

Related Party Disclosure

Pallinghurst owns, or exercises control or direction over, more than 10% of the outstanding voting securities of Nouveau Monde and as such, Pallinghurst is a related party of Nouveau Monde, and the Transaction is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and Policy 5.9 – Protection of Minority Security Holders in Special Transactions of the TSXV. The Transaction is exempt from the formal valuation requirement on the basis of Section 5.5(b) as the securities of Nouveau Monde are not listed on any of the specified markets. The board of directors of Nouveau Monde has unanimously approved the Transaction, with Arne H. Frandsen and Chris Shepherd having declared a conflict of interest in, and abstaining from voting on, the matters being considered.

Pallinghurst currently owns 52,350,000 common shares of Nouveau Monde representing 19.99% of the issued and outstanding common shares. Assuming the conversion in whole of the Convertible Bond, Pallinghurst would own 127,350,000 common shares of Nouveau Monde representing 37.80% of the issued and outstanding common shares. In addition, assuming the conversion in whole of the Bond and the exercise in full of the Warrants, Nouveau Monde would receive additional proceeds of $16.5 million upon exercise of the Warrants and Pallinghurst would own 202,350,000 common shares of Nouveau Monde representing 49.12% of the issued and outstanding common shares.

The Bond Transaction and the Royalty are subject to receipt of approval of the Disinterested Shareholders and remain subject to approval of the TSX Venture Exchange. The special meeting of shareholders to obtain the Disinterested shareholder approval for the Bond Transaction and the Royalty Transaction is currently scheduled to occur on August 27, 2020 and will also be NMG’s annual general meeting for this year.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. NMG’s Feasibility Study revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, statements regarding (i) fulfilment of the conditions to closing of the Transactions, and closing thereof, including receipt of necessary shareholder and regulatory approvals approvals, (ii) the exercise by Pallinghurst of its conversion right under the Bond, (iii) the exercise by Pallinghurst of all or a portion of the Warrants, (iv) the exercise by Nouveau Monde of its buyback right, (v) the conversion of the Royalty into a stream or other similar forward purchase agreement, and (vi) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, including those identified and as described under the heading “Risk Factors” in Nouveau Monde’s most recent annual information form and other filings with Canadian securities regulators, which may be viewed at www.sedar.com. These estimates and assumptions may prove to be incorrect. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Nouveau Monde disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.